Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

The composition of basic and diluted earnings per share was as follows for:

	Year Ended December 31,
	2007	2006	2005
Net income available to common stockholders	$8,408	$2,717	$-

Weighted average number of common shares outstanding	26,700,000	26,700,000	5,625,000
Effect of warrants	5,586,996	5,118,772	0
Weighted average diluted number of common shares outstanding	32,286,996	31,818,772	5,625,000

Basic earnings per share	$0.31	$0.10	$-
Diluted earnings per share	$0.26	$0.09	$-